Filed by Ocular Sciences, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Ocular Sciences, Inc.

Commission File No.: 000-22623

On October 6, 2004, Stephen Fanning, Chief Executive Officer of Ocular Sciences, Inc. (“Ocular”), sent the following email to employees of Ocular regarding the proposed acquisition of Ocular by The Cooper Companies, Inc.:

All OSI Employee Integration Update—October 5th, 2004

As we proceed with the planning associated with the potential combination of CooperVision and Ocular Sciences, Inc. we are providing you with an update of the various actions that are underway.

Integration Planning Process

The Steering Committee composed of Greg Fryling, COO of CooperVision, John Calcagno, CFO for CooperVision, John Weber, EVP of Worldwide Operations for OSI and Jim Welch, President of International—OSI have been forming a series of integration teams by geographical region and functional area to plan the required actions to consolidate the two organizations. As these integration teams are formed they are receiving assistance from the consulting firm—The Keystone Group. This group is providing project-planning tools that facilitate the development and scheduling of the detailed integration plans.

The following Integration Teams are now in place and meeting on a regular basis.

U.S. Sales, Marketing and Customer Service

Canada

Northern Europe

Southern Europe

Japan

Asia Pacific/Australia

Manufacturing

Operations and Distribution

I/T

HR

RAQA

Finance and Accounting

R&D

Corporate Interface

Look for more information coming from these teams as their planning progresses.

Shareholder Meetings Scheduled

This week both companies scheduled their respective shareholder meetings to vote on the proposed combination. These meetings are scheduled for Tuesday, November 16, 2004.

FTC Review and SEC Update

As you may know the FTC (Federal Trade Commission) requested additional information regarding the contact lens industry and the respective market positions of the two companies. Although we do not know the timing of the FTC’s opinion we have been informed by the SEC (Securities and Exchange Commission) that both companies have met the regulatory requirements.

All Employee Informational Website

In response to your requests for more information regarding the acquisition we have created a website that contains:

•	Announcements and copies of e-mails regarding the merger.

•	Frequently asked questions (FAQs)—some questions have answers now, others are still being worked on and answers will be posted as they are determined.

To access this website, click on the following link http://216.54.218.205/PortalCoopOSI.

Please check this website frequently as new information will be posted as it becomes available.

Steve Fanning

CEO

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This email contains forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of integration plans and the competitive position of the combined company are forward-looking statements. Risks, uncertainties and assumptions include the risk that the proposed merger does not close; the possibility that the companies will be unable to obtain, or meet conditions imposed for governmental and other approvals of the proposed merger, including approval by stockholders of both companies; the risk that the businesses of the two companies will not be integrated successfully; risks related to any uncertainty surrounding the merger, and the costs related to the merger; the risk that the combined company may not continue to realize anticipated benefits from its cost-cutting measures; the ultimate validity and enforceability of the companies’ patent applications and patents and the possible infringement of the intellectual property of others; and other risks that are described from time to time in Ocular Sciences, Inc.’ Securities and Exchange Commission reports (including but not limited to its annual report on Form 10-K for the year ended December 31, 2003 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Ocular Sciences, Inc.’ results could differ materially from its expectations in these statements. Ocular Sciences, Inc. assumes no obligation and does not intend to update these forward-looking or other statements in this email. These filings may be obtained free of charge at the SEC’s web site at www.sec.gov.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

The Cooper Companies, Inc. (“Cooper”) has filed with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other materials relating to the proposed merger involving Cooper and Ocular Sciences, Inc. (“Ocular Sciences”). Investors and security holders of Cooper and Ocular Sciences are urged to read this Form S-4 filing and any amendments because it contains, and any amendments will contain, important information about Cooper, Ocular Sciences and the proposed merger. The Form S-4 filing, and any other documents filed by Cooper or Ocular Sciences with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cooper by contacting Christine Bender (Investor Relations), The Cooper Companies, Inc., 21062 Bake Parkway, Suite 200, Lake Forest, CA 92630, 949-597-4700, ir@coopercos.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Ocular Sciences by contacting EVC Group, Inc, 90 Montgomery Street Suite 1001, San Francisco, CA 94165, 415-896-6820, ocular@evcgroup.com.

Cooper, Ocular Sciences and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of Cooper and Ocular Sciences in the proposed merger is included in the joint proxy statement/prospectus described above. Addition information regarding the interests of the directors and executive officers of Cooper is set forth in Cooper’s proxy statement for its 2004 annual meeting, which was filed with the SEC on February 6, 2004. Addition information regarding the interests of the directors and executive officers of Ocular Sciences is set forth in Ocular Sciences’ proxy statement for its 2004 annual meeting, which was filed with the SEC on April 22, 2004.